Exhibit 99.2
Asia Pacific Wire & Cable Corporation Limited
Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE
March 30, 2009

Contacts:
Ling Yun Wu Asia Pacific Wire & Cable (886) 2-2712-2558	Michael Mandelbaum Mandelbaum Partners (310) 785-0810
ASIA PACIFIC WIRE & CABLE ANNOUNCES
AN AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT
NEW YORK — March 30, 2009 — Asia Pacific Wire & Cable Corporation Limited (OTCBB: AWRCF) (the “Company”) announced today that it has entered into an Amended and Restated Shareholders’ Agreement, effective as of today, with its majority shareholder, Pacific Electric Wire & Cable Company Limited, and another investor of the Company, SOF Investments, L.P. Among other things, the new agreement grants to the Company an extension for listing its common shares on a national exchange until February 2011.
In connection with the new agreement, SOF rescinded its request that PEWC repurchase all of SOF’s common shares of the Company as provided for under the original Shareholders’ Agreement. Rather, SOF sold only 51% of the Company shares held by it to PEWC and SOF retained 49% of the Company shares that it purchased in June 2007. The sale, effective as of today, results in PEWC holding 65.6% of the equity of the Company and SOF holding 9.8%. The Company looks forward to continuing its investor relationship with SOF.
About Asia Pacific Wire & Cable
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.
# # #

Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.